SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

APPLIED SIGNAL TECHNOLOGY, INC.

(Name of Subject Company)

APPLIED SIGNAL TECHNOLOGY, INC.

(Name of Person Filing Statement)

Common Stock, without par value

(Title of Class of Securities)

038237103

(CUSIP Number of Class of Securities)

William B. Van Vleet III

President and Chief Executive Officer

460 West California Avenue

Sunnyvale, California 94086

(408) 749-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

Copy to:

Jason C. Harmon, Esq.

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, Maryland 21209

(410) 580-4170

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Applied Signal Technology, Inc., a California corporation (the “Company”). The address of the Company’s principal executive offices is 460 West California Avenue, Sunnyvale, California 94086, and the Company’s telephone number is (408) 749-1888.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, without par value, of the Company (the “Common Stock”).

The shares of Common Stock are hereinafter referred to as the “Shares.” As of December 28, 2010, there were 14,029,294 Shares issued and outstanding, of which 597,580 Shares were subject to vesting.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 above. The Company’s website is www.appsig.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by RN Acquisition Company, a California corporation (“Purchaser”), a wholly owned subsidiary of Raytheon Company, a Delaware corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding Shares that are not already owned by Parent and its subsidiaries at a price of $38.00 per Share (the “Offer Price”), net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated December 30, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on December 30, 2010. Copies of the Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 18, 2010 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the time Purchaser accepts for payment any Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Effective Time of the Offer”), Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation and wholly-owned by Parent (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”), upon the terms and conditions set forth in the Merger Agreement and in accordance with the California General Corporation Law, as amended (the “CGCL”). In certain circumstances, Parent, Purchaser and the Company have agreed to proceed with a one-step merger if the Offer is not consummated. As a result of the Merger, the Shares that are not acquired in the Offer, other than the Shares owned by Parent and its subsidiaries (including Purchaser), would be converted into the right to receive a per share amount equal to the Offer Price, net to the shareholder in cash, without interest and less any required withholding taxes. Following the effective time of the Merger (the “Effective Time of the Merger”), the Company will continue as a wholly owned subsidiary of Parent

(the Company after the Effective Time of the Merger is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9.

The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day on January 28, 2011, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

The Schedule TO states that the business address and telephone number for Parent and Purchaser is 870 Winter Street, Waltham, Massachusetts 02451-1149, (781) 522-3000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9 or in the excerpts from the Applied Signal Definitive Proxy Statement on Schedule 14A, filed with the SEC on February 11, 2010 (the “2010 Proxy Statement”), relating to the 2010 Annual Meeting of Shareholders, which excerpts are filed as Exhibit (e)(9) to this Schedule 14D-9 and incorporated herein by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Applied Signal or any of its affiliates, on the one hand, and (i) Applied Signal or any of its executive officers, directors or affiliates, or (ii) Raytheon Company, RN Acquisition Company or any of their respective executive officers, directors or affiliates, on the other hand. Exhibit (e)(9) is incorporated herein by reference and includes the following sections from the 2010 Proxy Statement: “Compensation of Directors,” “Compensation Discussion and Analysis,” “Executive Compensation,” “Executive Employment Agreements,” “Related Person Transactions” and “Principal Shareholders and Stock Ownership by Management.”

Any information contained in the excerpts from the 2010 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements between the Company, Parent and Purchaser

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1) to the Schedule TO, are incorporated in this Schedule 14D-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Voting Agreements

Parent and Purchaser entered into Tender and Voting Agreements dated as of December 18, 2010 (collectively, the “Tender and Voting Agreements”) with certain shareholders of the Company who are also members of the Board of Directors of the Company (the “Board”) and certain of their affiliates. The summary of the Tender and Voting Agreements contained in the Offer to Purchase, which is being filed as Exhibit (a)(1) to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Voting Agreements, which are filed as Exhibits (e)(2), (e)(3), (e)(4), (e)(5), (e)(6), (e)(7) and (e)(8) hereto and are incorporated herein by reference.

The Merger Agreement and the Tender and Voting Agreements have been filed as exhibits to this Schedule 14D-9 to provide shareholders with information regarding their terms and are not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and the Tender and Voting Agreements and the summary of their terms contained in the Current Report on Form 8-K filed by the Company with the SEC on December 20, 2010, and incorporated herein by reference, are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. Each agreement contains representations and warranties that the parties to each such agreement made to and solely for the benefit of each other. Investors are not third-party beneficiaries under the Merger Agreement or the Tender and Voting Agreements and should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and the Tender and Voting Agreements, and in the case of the representations and warranties in the Merger Agreement, are qualified by information contained in the confidential disclosure schedule that the Company delivered in connection with signing the Merger Agreement. Furthermore, the representations and warranties in the Merger Agreement have been negotiated with the principal purpose of (i) establishing the circumstances under which the Purchaser may have the right not to consummate the Offer or Parent or the Company may have the right to terminate the Merger Agreement and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosure.

Confidentiality Agreement

On October 19, 2010, the Company and Parent entered into a mutual nondisclosure agreement (the “Confidentiality Agreement”), in connection with a potential merger, acquisition or other extraordinary business transaction between the parties, under which Parent agreed, among other things, to keep confidential the information furnished to it and its representatives by or on behalf of the Company for two years from the date of the Confidentiality Agreement, and to use such information only for purposes of evaluating a transaction with the Company.

Representation on the Company Board

The Merger Agreement provides that, upon the Effective Time of the Offer, Parent shall be entitled to designate, from time to time, to serve on the Board such number of directors as will give Parent representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to the right of Parent described in this paragraph) by (ii) the percentage that (A) the number of Shares owned by Parent and its subsidiaries (including Shares accepted for payment pursuant to the Offer) bears to (B) the number of Shares then outstanding. The Company has agreed to take all action requested by Parent necessary to cause Parent’s designees to be elected or appointed to the Board, including obtaining resignations of incumbent directors and increasing the size of the Board.

The Merger Agreement provides that, in the event Parent’s designees are elected or appointed to the Board, until the Effective Time of the Merger, the Board will have at least two directors who were directors on the date of the Merger Agreement and who are “independent directors” within the meaning of the applicable Nasdaq Marketplace Rules (“Continuing Directors”).

The Merger Agreement provides that following the election or appointment of Parent’s designees to the Board pursuant to the terms of the Merger Agreement and until the Effective Time of the Merger, the affirmative vote of a majority of the Continuing Directors shall be required for the Company to consent: (i) to amend or terminate the Merger Agreement, (ii) to waive any of the Company’s rights or remedies under the Merger Agreement or (iii) to extend the time for the performance of any of the obligations or other acts of Parent or Purchaser.

Director and Executive Officer Relationships with and Securities Ownership in Parent

The Company agreed in the Merger Agreement, if requested by Parent, to use its reasonable best efforts to obtain, after the date of the Merger Agreement, executed retention and non-competition agreements (the “Retention Agreements”) from employees of the Company to be identified by Parent. Parent has not identified any employees with which it seeks to enter into any Retention Agreements as of the date of the filing of this Schedule 14D-9 with the SEC.

As of December 29, 2010, to the knowledge of the Company after making reasonable inquiry, none of the Company’s directors or executive officers beneficially owns any shares of common stock, par value $.01 per share, of Parent, except that Milton E. Cooper, a director of the Company, is deemed to beneficially own 40 shares of common stock of Parent, which are held in an account managed by a third party.

Commercial Relationships

Parent and the Company have an ongoing business relationship relating to teaming arrangements that are common in the industries in which Parent and the Company operate. None of these teaming arrangements is material to Parent or the Company. In addition, over the past two years the Company has served as a subcontractor to Parent on various projects. Such subcontracts were entered into in the ordinary course of business and on arm’s-length terms customary in the industry. Pursuant to these subcontracts, the Company realized revenue of approximately $3.5 million in the Company’s 2009 fiscal year and approximately $500,000 in the Company’s 2010 fiscal year.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

The Company’s executive officers and the members of the Board may be deemed to have certain interests in the Contemplated Transactions, including the Offer and the Merger, that may be different from or in addition to those of the Company’s shareholders generally. These interests may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to adopt the Merger Agreement and approve the Contemplated Transactions.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the excerpts from the 2010 Proxy Statement, which excerpts are filed as Exhibit (e)(9) to this Schedule 14D-9 and incorporated herein by reference.

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other shareholders of the Company. As of December 28, 2010, the directors and executive officers of the Company beneficially owned, in the aggregate, 496,920 Shares, excluding Shares subject to exercise of Options and Restricted Stock (as discussed, and such capitalized terms as defined, below). If the directors and executive officers were to tender all 496,920 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and executive officers would receive an aggregate of $18,882,960 in cash pursuant to tenders into the Offer. The beneficial ownership of Shares of each director and executive officer is further described under the heading “Principal Shareholders and Stock Ownership by Management” in the excerpts to the 2010 Proxy Statement filed as Exhibit (e)(9) hereto.

Company Stock Options

Under the Merger Agreement, upon the earlier of the Effective Time of the Offer or the Effective Time of the Merger, each unexercised Company Stock Option (as defined in the Merger Agreement and referred to herein as an “Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time of the Offer or the Effective Time of the Merger, as the case may be, shall be canceled. The holders of each such Option will become entitled to receive an amount in cash equal to the product of (a) the excess of the Offer Price over the exercise price per Share subject to such Option multiplied by (b) the number of Shares subject to such Option immediately prior to the Effective Time of the Offer or the Effective Time of the Merger, as the case may be, without interest and less any required withholding taxes (such amount, the “Option Spread Value”). The Option Spread Value will be paid to each holder of an Option as soon as practicable after the Effective Time of the Offer or the Effective Time of the Merger, as the case may be.

The table below sets forth information regarding the Options held by the Company’s directors and executive officers as of December 28, 2010 that would be canceled and exchanged immediately prior to the Effective Time of the Offer or the Effective Time of the Merger, as the case may be, into the right to receive the Option Spread Value. All of the Options are vested.

	Options to be Converted to the Option Spread Value
Name	Number of Shares	Weighted Average Exercise Price per Share
William B. Van Vleet III	20,000	$18.85
James E. Doyle	46,250	$23.23
Dr. John Treichler	30,000	$29.15
Renato F. Roscher, Jr.	32,000	$25.14
Mark Andersson	—	$—
Dr. Joseph Leonelli	12,000	$18.85
Roger W. Anderson	—	$—
Dr. John F. Pesaturo	12,000	$18.85
Milton E. Cooper	30,000	$25.43
John P. Devine	15,000	$24.76
David D. Elliman	37,500	$17.68
Marie S. Minton	—	$—
Robert J. Richardson	35,000	$18.02

The table below sets forth the Option Spread Value of the Options held by the Company’s directors and executive officers, as of December 28, 2010, that will be paid following the Effective Time of the Offer or the Effective Time of the Merger, as the case may be. All of such Options are vested.

Name	Option Spread Value
William B. Van Vleet III	$383,000
James E. Doyle	$683,275
Dr. John R. Treichler	$265,650
Renato F. Roscher, Jr.	$411,520
Mark Andersson	$—
Dr. Joseph Leonelli	$229,800
Roger W. Anderson	$—
Dr. John F. Pesaturo	$229,800
Milton E. Cooper	$377,175
John P. Devine	$198,675
David D. Elliman	$761,850
Marie S. Minton	$—
Robert J. Richardson	$699,275

Simultaneous with the first to occur of the Effective Time of the Offer and the Effective Time of the Merger, Parent and Purchaser shall pay the Company an amount in cash equal to the aggregate amount of consideration to be paid to holders of Options and the Company shall cause such consideration to be paid to such holders pursuant to the terms of the Merger Agreement.

Restricted Shares

At the earlier of the Effective Time of the Offer or the Effective Time of the Merger, each unvested Company Restricted Share (as defined in the Merger Agreement and referred to herein as “Restricted Shares”) outstanding immediately prior to the Effective Time of the Offer or the Effective Time of the Merger, as the case may be, will be converted, with the holder of such Restricted Share becoming entitled to receive upon vesting an amount in cash equal to the product of (a) the amount of the Offer Price and (b) the number of Restricted Shares held by such holder, without interest and less any required withholding taxes (such amount, the “Restricted Share Value”), and Parent shall cause the Surviving Corporation to pay the Restricted Share Value to such holder as soon as practicable following the vesting of such Restricted Share in accordance with its terms. The table below sets forth the gross Restricted Share Value of Restricted Shares held by the Company’s directors and executive officers, as of December 28, 2010.

Name	Total Value of Unvested Restricted Shares
William B. Van Vleet III	$4,009,000	*
James E. Doyle	$722,000
Dr. John R. Treichler	$1,216,000
Renato F. Roscher, Jr.	$665,000
Mark Andersson	$2,926,000
Dr. Joseph Leonelli	$608,000
Roger W. Anderson	$1,941,230
Dr. John F. Pesaturo	$579,500
Milton E. Cooper	$—
John P. Devine	$—
David D. Elliman	$—
Marie S. Minton	$—
Robert J. Richardson	$—

*	40% of the unvested Restricted Shares held by Mr. Van Vleet will accelerate on the first to occur of the Effective Time of the Offer or the Effective Time of the Merger.

Employee Stock Purchase Plan

Under the Company’s 1993 Employee Stock Purchase Plan, as amended (the “ESPP”), participants are permitted to purchase Shares at a discount on certain dates through payroll deductions within a pre-determined purchase period. Employee directors and executive officers of the Company are eligible to participate in the ESPP. Certain executive officers of the Company currently participate in the ESPP. Pursuant to the Merger Agreement, the Company has agreed that, among other things, (i) participation in the ESPP is limited to those employees who were participants as of the date of the Merger Agreement, (ii) no purchase period will be commenced after the date of the Merger Agreement, (iii) each purchase right under the ESPP outstanding immediately prior to the Effective Time of the Offer or the Effective Time of the Merger, as the case may be, shall be used to purchase from the Company whole shares of Common Stock (subject to the provisions of the ESPP regarding the maximum number and value of shares purchasable per participant) at the applicable price determined under the terms of the ESPP for the then outstanding purchase period, using such date as the final purchase date for such purchase period, and any remaining accumulated but unused payroll deductions shall be distributed to the relevant participants without interest as promptly as practicable following the Effective Time of the Offer or the Effective Time of the Merger, as the case may be, and (iv) the ESPP will terminate, effective upon the earlier of the purchase date for the purchase period in effect on the date of the Merger Agreement and the Effective Time of the Offer or the Effective Time of the Merger, as the case may be.

Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed to take all reasonable steps as may be required to cause the treatment of the Options and Restricted Shares in connection with the Merger Agreement by each individual who is a director or executive officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Severance and Change-in-Control Arrangements

On August 18, 2004, the Compensation Committee of the Board (the “Compensation Committee”) adopted, and has subsequently amended from time to time, most recently on December 13, 2010, the Company’s Executive Retention and Severance Plan (the “Executive Severance Plan”). The Executive Severance Plan provides certain benefits to the Company’s executive officers and key employees upon involuntary termination of employment and in connection with a Change in Control of the Company, as defined in the Executive Severance Plan and described below.

A participant in the Executive Severance Plan whose employment is terminated without cause or resigns following certain adverse changes in employment circumstances, including any such termination or resignation that occurs during a period from the first public announcement of a change in control and ending 12 months after a change in control, will be entitled to specified severance benefits. In addition to accrued compensation, including any earned but unpaid prior year bonus, and benefits earned under the Company’s employee benefit and equity compensation plans, the terminated participant will receive cash severance payments equal to the aggregate of the participant’s base salary for a period of 24 months in the case of the chief executive officer, and 12 months in the case of other executive officers, plus an amount equal to the participant’s annual bonus for one year. In addition, participants will be entitled to receive for the same respective periods employer-paid health benefits substantially similar to those provided immediately prior to the termination. Participants will also be entitled to acceleration in full of the vesting of equity awards they hold upon any such termination occurring within 24 months following a change in control. Provision of all such benefits is conditioned upon the participant’s execution of a release of claims against us and entry into a covenant not to compete with us set forth in a restrictive covenants agreement. The participant may elect to terminate the restrictive covenants agreement, including the termination of the non-competition agreement, in exchange for forfeiting any additional severance payments payable after such termination. The treatment of any stock based awards held by Executive Severance Plan participants upon a change in control of the Company will be determined under the plans or agreements providing for such options or awards.

Following a participant’s termination of employment, the participant will be indemnified by us to the fullest extent permitted under applicable law and will be provided with directors’ and officers’ liability insurance (if applicable) for a period of six years, each as set forth in the Executive Severance Plan. If any payment or benefit received or to be received by the participant pursuant to the Executive Severance Plan or otherwise would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the Company will pay the executive officer only such amounts as will not exceed the amount that produces the greatest after-tax benefit to the participant.

For purposes of the Executive Severance Plan, a Change in Control means the occurrence of any of the following:

•	Any person or entity becomes the beneficial owner, directly or indirectly, of more than 50% of the Company’s outstanding shares of Common Stock;

•

The Company is a party to a merger, consolidation, or similar corporate transaction, or series of related transactions, which results in the holders of the Company’s voting securities outstanding immediately prior to such transaction(s) failing to retain immediately after such transaction(s) direct or indirect beneficial ownership of more than 50% of the Company’s outstanding shares of Common Stock;

•	The sale or disposition of all or substantially all of our assets or consummation of any transaction, or series of related transactions, having a similar effect; or

•	A change in the composition of the Board within any consecutive two-year period as a result of which fewer than a majority of the directors are incumbent directors.

For purposes of the Executive Severance Plan, “Cause” means the occurrence of any of the following, as determined in good faith by a vote of not less than two-thirds of the entire membership of the Board at a meeting of the Board called and held in whole or in part for such purpose:

•

The participant’s commission of any material act of fraud, embezzlement, dishonesty, intentional falsification of any employment or other Company records, or any criminal act which impairs his or her ability to perform his or her duties;

•	The participant’s willful misconduct, breach of fiduciary duty for personal profit or material failure to abide by our code of conduct or other policies;

•	The participant’s unauthorized use or disclosure of the Company’s confidential information or trade secrets; or

•	The participant’s conviction for a felony causing material harm to the Company’s reputation and standing.

For purposes of the Executive Severance Plan, “Good Reason” means the occurrence during the two-year period following a change in control of the Company (as described above) of any of the following conditions without the participant’s consent:

•

A material, adverse change in the participant’s position, duties, substantive functional responsibilities, or reporting responsibilities, causing the executive’s position to be of materially lesser rank or responsibility;

•

A material, adverse change in the authority, duties, substantive functional responsibilities or reporting responsibilities of the officer to whom the participant is required to report, causing such officer’s position to be of materially lesser rank or responsibility within the Company or an equivalent business unit of its parent;

•	A material decrease in the size of the budget within the Company over which the participant has responsibility;

•	A material decrease in the participant’s base salary rate or target bonus amount;

•

Any failure to continue to provide the executive with the opportunity to participate in any benefit or compensation plans and programs in which the participant was participating immediately prior to such failure, or to provide the executive with all other fringe benefits from time to time in effect for the benefit of any employee group that customarily includes a person holding the employment position or a comparable position then held by the participant;

•

The relocation of the participant’s work place to a location that increases the regular commute distance by more than thirty (30) miles, or, following the consummation of a Change in Control of the Company, the imposition of business travel requirements substantially more demanding than such travel requirements existing immediately prior to the Change in Control of the Company; or

•	Following the consummation of a Change in Control of the Company, any material breach of the Executive Severance Plan.

Summary of Certain Benefits Payable in Connection with the Contemplated Transactions

The table below contains an estimate of the value of certain material payments and benefits payable, in connection with the Contemplated Transactions, to the Company’s executive officers, directors and affiliates. The table excludes, among other things, payments that may be made for (i) outstanding Shares that are tendered for purchase pursuant to the Offer and (ii) the Option Spread Value for Options that are estimated to be vested on January 28, 2011, an illustrative date of the Offer Closing. Amounts shown in the table are estimates and assume, among other things, that each executive officer or director of the Company will have a qualifying termination of his or her employment on January 28, 2011. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the Merger Agreement or the related agreement, plan or arrangement, as applicable, and may materially differ from these estimates.

Name	Severance	Restricted Shares	Restricted Share Acceleration	Health Care Premiums
William B. Van Vleet III	$1,767,600	105,500	$4,009,000	$41,122
James E. Doyle	$495,000	19,000	$722,000	$20,100
Dr. John R. Treichler	$513,000	32,000	$1,216,000	$14,285
Renato F. Roscher, Jr.	$434,000	17,500	$665,000	$21,877
Mark Andersson	$571,200	77,000	$2,926,000	$1,999
Dr. Joseph Leonelli	$392,000	16,000	$608,000	$2,060
Roger W. Anderson	$420,000	51,085	$1,941,230	$2,202
Dr. John F. Pesaturo	$359,800	15,250	$579,500	$14,603
Milton E. Cooper	$—	—	$—	$—
John P. Devine	$—	—	$—	$—
David D. Elliman	$—	—	$—	$—
Marie S. Minton	$—	—	$—	$—

Directors’ Compensation

Under the Company’s director compensation policy, only directors who are not employees of the Company receive compensation for their services as directors. Directors are compensated entirely by annual cash payments, payable quarterly. Non-employee directors receive an annual retainer of $76,000, plus a fee of $1,000 per meeting for in-person attendance at each of the four regularly scheduled meetings of the Board per annum. The Chairman of the Audit Committee receives an additional $14,000 annual retainer, the Chairman of the Compensation Committee receives an additional $7,500 annual retainer, the Chairman of the Governance and Nominating Committee receives an additional $5,000 annual retainer and the Chairman of the Board receives an additional $10,000 annual retainer. In addition, the Board determined that each individual member of the M&A Committee would receive $10,000 per month, which total amount shall not exceed $50,000, and the Chairman of the M&A Committee would receive $15,000 per month, which total amount shall not exceed $75,000. The Company also reimburses its non-employee directors for their out-of-pocket expenses incurred in connection with attendance at Board, committee and shareholder meetings and other Company business.

Employee Benefit Matters

The Merger Agreement provides that Parent and its subsidiaries, until December 31, 2011, shall provide each person employed by the Company or its subsidiaries immediately prior to the Effective Time of the Merger and who remains employed by the Company or its subsidiaries on or after the Effective Time of the Merger (“Continuing Employees”) with compensation (including base salary and bonus opportunities, but not equity-based compensation) and benefits that are materially no less favorable in the aggregate than those provided to the Continuing Employees immediately prior to the Effective Time of the Merger. The Merger Agreement also provides that Parent shall, solely to the extent Parent makes its employee benefits plans available to Continuing Employees after the Effective Time of the Merger, give full credit to Continuing Employees for prior service to the Company or its subsidiaries for determining the eligibility, vesting, benefits levels or accruals for such employees in respect of Parent’s employee benefits plans (other than benefit levels and accruals under any retirement, pension or savings plan, except for credit for prior service for the purposes of determining eligibility for a matching contribution under Parent’s savings and investment plan), except in cases where credit would result in duplication of benefits.

Director and Officer Exculpation, Indemnification and Insurance

The Company’s articles of incorporation and bylaws provide that the Company shall indemnify its directors and officers, and may indemnify its employees and agents, to the fullest extent permitted by California law.

Based on such indemnification provisions, pursuant to Section 204 of the CGCL, the Company’s directors will not be personally liable to the Company or to its shareholders for monetary damages for breach or alleged breach of the directors’ duty of care or for conduct constituting negligence (or gross negligence) in the exercise of their fiduciary duties. The Company’s directors will continue to be subject to personal liability to the Company and its shareholders, however, for, among other things:

•	any act or omission that involves intentional misconduct or a knowing and culpable violation of law;

•	any act or omission that a director believes to be contrary to the best interests of the Company or its shareholders or that involves the absence of good faith on the part of the director;

•	any transaction from which a director derives an improper personal benefit;

•

any act or omission that shows a reckless disregard for the director’s duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to the Company or its shareholders; and

•	any act or omission that constitutes an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the Company or its shareholders under Sections 310 or 316 of the CGCL.

These provisions have no effect on claims against any of the Company’s directors in his or her capacity as an officer.

Section 317 of the CGCL has been interpreted to provide for the indemnification of directors, officers, employees and agents against liability and the entitlement to reimbursement of expenses incurred, under certain circumstances, for claims arising under the Securities Act of 1933, as amended (the “Securities Act”). The SEC has adopted the position, however, that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Under the Merger Agreement, Parent and Purchaser have agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time of the Merger existing as of the date of the Merger Agreement in favor of the current or former directors or officers of the Company and its subsidiaries (each, an “Indemnified Party”) as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other agreements of the Company (as in effect at the time of the Merger Agreement) shall be assumed by the Surviving Corporation in the Merger, without further action, upon the Effective Time of the Merger, and shall survive the Merger and shall continue in full force and effect in accordance with their terms. From and after the Effective Time of the Merger, Parent and the Surviving Corporation shall be jointly and severally liable to pay and perform in a timely manner such indemnification obligations.

Under the Merger Agreement, from the Effective Time of the Offer through the sixth anniversary of the Effective Time of the Merger, Parent shall, or shall cause the Surviving Corporation to, cause the Company’s directors and officers that are insured under the Company’s current directors’ and officers’ liability insurance policy in effect as of the date of the Merger Agreement (the “Existing D&O Policy”) to be covered by a directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time of the Merger on terms with respect to such coverage and amounts no less favorable than those of the Existing D&O Policy. However, in no event shall the aggregate costs of such insurance policies during any one year exceed 300% of the aggregate annual premiums currently paid by the Company for such insurance.

Item 4.	The Solicitation or Recommendation.

On December 18, 2010, the Board unanimously, among other things: (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other Contemplated Transactions, (ii) declared that it is in the best interests of the Company and its shareholders (other than Parent and its subsidiaries) that the Company enter into the Merger Agreement and consummate the Merger and the other Contemplated Transactions and that the Company’s shareholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to the Company and its shareholders (other than Parent and its subsidiaries) and (iv) recommended that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

The Board unanimously recommends that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

A copy of the letter to the Company’s shareholders, dated December 30, 2010 communicating the recommendation of the Board, as well as a press release, dated December 30, 2010, issued by Parent announcing the commencement of the Offer, are included as Exhibits (a)(8) and (a)(7) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Contemplated Transactions

The Company continually reviews its position in the intelligence, surveillance and reconnaissance (ISR) and cyber solutions industries to examine potential strategic business transactions that might be in the interests of its shareholders. The Company’s management regularly spends time identifying potential business acquisitions of interest and regularly engages in discussions with companies that appear to be appropriate candidates for business combinations. As part of its ongoing evaluation of the Company’s business and its strategic planning, the Board periodically discusses and reviews the Company’s strategic goals and alternatives, performance and prospects. The Board has in the past received updates from time to time from various investment bankers on the state of the Company’s industry and potential for acquisition activity.

Over the years, the Company has been approached multiple times by different parties to inquire whether the Board was interested in pursuing a potential transaction. After review, the Board determined each time that pursuing the inquiry was not in the best interests of the shareholders.

In addition, the defense electronics industry has a relatively limited number of significant participants. Over the years, the Company has worked with Parent and most of the other significant participants in the industry on certain programs and, in connection with such programs, their employees have interacted frequently. Prior to their discussions with respect to the Offer and the Merger described below, Parent and the Company have had an ongoing business relationship relating to teaming and subcontractor arrangements that are common in the industries in which Parent and the Company operate.

In early 2008, the Company retained Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) to advise the Company with respect to takeover preparedness and evaluating its strategic alternatives. In June 2009, the Board formed an ad hoc Mergers and Acquisitions Committee comprised of David D. Elliman, Milton E. Cooper and Robert J. Richardson to review any strategic opportunities presented to the Company, including acquisitions, and to make a recommendation to the full Board as to any such opportunities. Each member of the M&A Committee is an independent director of the Company. The M&A Committee was established as an administrative convenience in order to permit the efficient review of potential transactions and to facilitate the involvement of members of the Board in any acquisition process, and not because of any actual or perceived conflict of interest involving any director.

In May 2010, the Company initiated its annual strategic business planning process to assess future growth opportunities for the Company. The Company received input from an independent strategic advisory board consisting of recognized former government officials to provide insight and perspectives into the U.S. federal government budgeting process. The information was used to create a corporate growth strategy consisting of detailed implementation plans for each of the Company’s lines of business. The strategic plan contemplated expansion through a combination of organic growth and strategic acquisitions.

In June 2010, following public speculation as to a potential sale of a similar company in the Company’s market space, the Board determined that it would be advisable to review potential strategic alternatives and compare the resulting options to the Company’s strategic plan. William B. Van Vleet III, the Company’s President and Chief Executive Officer and a director, updated the Board on strategic alternatives available to the Company, and reported to the Board on his meetings with a number of investment bankers. At the end of June 2010, the sale of the similar company was announced publicly at a price that implied the possibility of obtaining a compelling value for the Company in any sale process.

In September 2010, the Company’s management presented its strategic plan to the Board. Although the plan identified areas for reasonable growth as an independent company, the Board determined that a pursuit of strategic alternatives, up to and including a sale of the Company, had the potential to generate greater shareholder value. The Board requested independent validation of the potential value of the Company in a sale process. Mr. Van Vleet contacted BofA Merrill Lynch to discuss re-engaging BofA Merrill Lynch to assist the Company in evaluating strategic alternatives available to the Company. BofA Merrill Lynch commenced a preparatory review of the Company’s business and operations and the Company’s potential strategic alternatives.

On September 22 and 23, 2010, in connection with a regularly scheduled board meeting, the independent members of the Board held a meeting to consider strategic alternatives for the Company, which was followed by a meeting of the M&A Committee and the full Board. At the meetings, representatives of BofA Merrill Lynch discussed the Company’s financial performance and presented a preliminary review of the strategic alternatives available to the Company. BofA Merrill Lynch also described the process that it would recommend if the Board determined to engage in a further exploration of strategic alternatives. At the Board meeting, a representative from DLA Piper LLP (US) (“DLA Piper”), counsel to the Company, reviewed with the Board their fiduciary duties with respect to any potential sale transaction, and management provided input on the strategic alternatives available to the Company. Following the presentations and further questions and discussion, the Board determined to engage in a further exploration of strategic alternatives and authorized the re-engagement of BofA Merrill Lynch to assist the Company in exploring strategic alternatives and any potential sale transaction. The Board selected BofA Merrill Lynch on the basis of BofA Merrill Lynch’s experience, its reputation and its familiarity with the Company and its business. The Company executed an amended and restated engagement agreement with BofA Merrill Lynch pursuant to which it engaged BofA Merrill Lynch to serve as its exclusive financial advisor in connection with the Company’s evaluation of strategic alternatives and any potential sale transaction.

At the end of September 2010, the Company, BofA Merrill Lynch and DLA Piper began preparing for the commencement of a process to contact potentially interested parties in connection with an exploration of strategic alternatives, including the preparation of a confidential description of the Company. The Company’s management and its financial and legal advisors also prepared a management brief, due diligence materials and draft transaction documents in preparation for contacting potentially interested parties.

On October 11, 2010, the M&A Committee authorized BofA Merrill Lynch to begin contacting potentially interested parties on behalf of the Company in connection with an exploration of strategic alternatives. Beginning on October 12, 2010, BofA Merrill Lynch began contacting a targeted list of 14 likely bidders from the defense industry that had been identified by the Company and BofA Merrill Lynch. Due to market speculation as to the Company’s potential sale process, another strategic bidder that was not on the targeted list approached the

Company about participating in the potential sale process and was invited to participate. Commencing on October 14, 2010, DLA Piper, on behalf of the Company, negotiated mutual nondisclosure agreements with the interested parties. The Company and Parent executed a mutual nondisclosure agreement on October 19, 2010. The Company also entered into mutual nondisclosure agreements with nine other interested parties.

On October 18, 2010, BofA Merrill Lynch began distributing a confidential information package, including projections, to each of the 10 interested parties that had entered into mutual nondisclosure agreements with the Company. BofA Merrill Lynch also sent, on behalf of the Company, a bid process letter to each of the 10 parties, indicating to the parties that they should submit an indication of interest letter to BofA Merrill Lynch no later than November 9, 2010.

In mid-to-late October 2010, occasional press reports speculated as to the Company’s potential sales process and the Company’s retention of investment bankers. Consistent with its long-standing policy, the Company declined to comment on market rumors. During the week of October 18, 2010, the Company noted an increase in its share price and trading volume. As a result, on October 22, 2010, the Company issued a press release stating that the Company was considering strategic alternatives, and that the Company had retained BofA Merrill Lynch, but that no assurance could be given that any transaction would be completed.

On November 9, 2010, BofA Merrill Lynch, on behalf of the Company, received five preliminary indications of interest at prices ranging from $31.38 to $37.00 per share. The five bidders submitting indications of interest included (a) Parent, (b) two other large U.S. defense contractors (“Bidder A” and “Bidder B,” respectively), (c) a large foreign-owned defense contractor (“Bidder C”) and (d) a strategic bidder in the commercial aerospace and defense businesses (“Bidder D”). Parent’s indication of interest was at a price of $32.00 to $34.00 per share. The other five previously interested parties that executed mutual nondisclosure agreements declined to submit indications of interest.

On November 11, 2010, the M&A Committee met with representatives of BofA Merrill Lynch and DLA Piper to discuss the status of the potential sale process. Following the M&A Committee meeting, the full Board convened to discuss the status of the Company’s exploration of strategic alternatives. At that Board meeting, a representative from DLA Piper advised the Board as to their fiduciary duties in considering strategic alternatives. Representatives of BofA Merrill Lynch reviewed with the Board its analysis of the proposals received. Mr. Van Vleet provided the Board with an overview of management’s activities in support of the review of strategic alternatives. He also noted that the public announcement of a potential transaction had created a great deal of uncertainty for the Company’s employees and described the risks to the Company if the conclusion of the process was delayed. During the presentations, the Board asked numerous questions and an extensive discussion ensued.

In the second half of November 2010, members of the Company’s management, with assistance from BofA Merrill Lynch, conducted management presentations with the five interested parties and simultaneously facilitated a due diligence process with the five interested parties. The due diligence process included conducting in-person management presentations, responding to various due diligence questions about the Company’s assets and operations, conducting telephonic due diligence discussions between the Company’s and the interested parties’ outside financial, legal and accounting advisors, and conducting in-person due diligence review sessions and on-site due diligence visits to the Company’s facilities. Each interested party was given an extensive, in-person presentation by Company representatives, and was provided access to the Company’s on-line data room containing financial, operational, regulatory, intellectual property, human resource, legal and other information concerning the Company.

As part of these due diligence activities, on November 17, 2010, members of Parent’s senior management, including Richard R. Yuse, President of Parent’s Space and Airborne Systems business, and Michael J. Cody, Parent’s Vice President, Corporate Development, met informally with members of the Company’s senior management and representatives of BofA Merrill Lynch to discuss Parent’s due diligence review and the

Company’s operations. On November 18, 2010, members of Parent’s management and outside financial advisors attended an in-person management and due diligence presentation by the Company’s management and BofA Merrill Lynch.

During the week of November 22, 2010, BofA Merrill Lynch asked the five interested parties to update their views on price and to provide a detailed agenda and timeline for conducting any remaining due diligence. During the week of November 29, 2010, BofA Merrill Lynch received feedback from three interested parties, including Parent. Bidder A indicated a price in the mid-$30’s. Bidder B declined to provide feedback because it determined that it could no longer support the value in its original indication of interest. Bidder C declined to provide feedback, and indicated that it would be unable to complete a transaction in the near future. Bidder D indicated a price in the mid-$30’s, which was at the low end of its previously indicated range, and also indicated that it would be unable to complete a transaction in the near future. Parent declined to provide a specific price, but indicated that it was prepared to make, at the appropriate time, a best and final offer at a price in the mid-to-high $30’s. Parent and Bidder A both indicated that they would be able to complete any remaining due diligence promptly and be ready to submit a final bid soon thereafter.

On December 1, 2010 and December 2, 2010, members of Parent’s management and its accounting advisors met with the Company’s outside accounting advisors in connection with Parent’s due diligence review of the Company’s financial statements.

On December 3, 2010, the M&A Committee met to discuss the status of discussions with the various bidders. BofA Merrill Lynch reviewed with the M&A Committee its analysis of the current proposals. After deliberations, the M&A Committee determined that Parent and Bidder A were the bidders most likely to provide the highest value for the Company’s shareholders, and the most likely to be able to submit a final bid promptly. The M&A Committee noted that Bidder C’s foreign ownership would necessitate a regulatory approval process that would not apply to any of the other bidders, and that Bidder C itself had stated that it would be unable to complete a transaction in the near future. The M&A Committee also discussed the fact that Bidder C’s foreign ownership could be a concern for the Company’s customers and would increase the risk of damage to the Company in the event that discussions with Bidder C became known in the marketplace but no transaction was completed. The M&A Committee noted that Bidder D might have difficulty completing a transaction because, among other things, it had a limited ability to review classified information, and 90% of the Company’s business involved classified contracts, and that Bidder D itself had stated that it would be unable to complete a transaction in the near future. The M&A Committee also noted the continued risk of employee departures if the conclusion of the process was delayed. For all of the foregoing reasons, the M&A Committee instructed BofA Merrill Lynch to focus its efforts on Parent and Bidder A and to request final offers from those parties, but to keep in contact with Bidder C and Bidder D in case Parent or Bidder A were not able to complete a transaction.

On December 6, 2010, BofA Merrill Lynch asked Parent and Bidder A to submit best and final offers no later than December 15, 2010. BofA Merrill Lynch also sent to Parent and Bidder A the form of merger agreement that had been prepared by DLA Piper, with input from the Company and the M&A Committee. The draft merger agreement contemplated a transaction structured as an all-cash tender offer. Parent and Bidder A were asked to submit any proposed revisions to the form of merger agreement no later than December 15, 2010. On December 10, 2010, BofA Merrill Lynch distributed to Parent and Bidder A draft disclosure schedules to the Company’s draft of the merger agreement.

Between December 6, 2010 and December 15, 2010, representatives from DLA Piper had discussions with representatives from Parent and Bidder A to respond to questions regarding the draft merger agreement and disclosure schedules. During this time, Parent and Bidder A continued their due diligence investigation of the Company. BofA Merrill Lynch and representatives of the Company had ongoing discussions with Parent and Bidder A in connection with outstanding due diligence inquiries.

On December 13, 2010, members of Parent’s senior management, including Mr. Yuse, met with Mr. Van Vleet to discuss Parent’s potential acquisition of the Company.

On December 14, 2010, Hunton & Williams LLP, counsel to Parent (“H&W”), discussed with DLA Piper certain issues with respect to the draft merger agreement. Among other things, they discussed structuring the transaction as a tender offer with a minimum tender condition that was equal to the minimum number of Shares that, taken together with the Company’s authorized but unissued shares that would be subject to the Top-Up Option, would permit the Purchaser to effect a short-form merger without the need to hold a meeting of the Company’s shareholders (the “Minimum Threshold”). They also discussed providing that the merger agreement would require the Company to proceed on a parallel track by filing a proxy statement for a special meeting of the Company’s shareholders to approve a one-step merger if a majority, but less than the number of Shares necessary to obtain the Minimum Threshold, were tendered in the Offer.

Also on December 14, 2010, members of Parent’s senior management, including David C. Wajsgras, Parent’s Senior Vice President and Chief Financial Officer, and Mr. Cody, discussed the Company’s financial performance for the quarter ended October 31, 2010, with members of the Company’s senior management, including Mr. Van Vleet.

On December 15, 2010, Parent submitted a best and final offer of $38.00 per share, together with Parent’s proposed revisions to the form of merger agreement. Parent’s draft merger agreement contemplated an all-cash tender offer structure and the ability to complete the transaction as a one-step merger in certain circumstances. Parent’s draft merger agreement also requested that the Company’s directors, in their capacity as shareholders, enter into tender and voting agreements pursuant to which, among other things, they would agree to tender their Shares in the Offer. Parent also advised that its due diligence was substantially complete.

Also on December 15, 2010, Bidder A advised BofA Merrill Lynch that it required approval by its board of directors before submitting its best and final offer and that its board was scheduled to meet in the morning on December 17, 2010.

On December 16, 2010 and December 17, 2010, representatives of DLA Piper and BofA Merrill Lynch had discussions with Parent and its representatives as to certain issues raised by Parent’s final bid and Parent’s comments to the draft merger agreement.

On December 17, 2010, the M&A Committee started meeting at 11:00 a.m. Eastern time to consider the terms of Parent’s best and final offer and to review the revisions to the draft merger agreement proposed by Parent. Following the M&A Committee meeting, the Board convened to review the status of the potential sale process. Representatives of DLA Piper discussed with the Board their fiduciary duties in the context of a potential sale transaction. During the course of the Board meeting, Bidder A contacted BofA Merrill Lynch and explained that it would not be submitting a final offer, which information was shared with the Board. Representatives of BofA Merrill Lynch then reviewed with the Board the financial aspects of Parent’s proposal. Following this discussion, BofA Merrill Lynch confirmed to the Board that, if requested, and subject to its receipt and review of the final merger agreement, it was prepared to render its opinion to the effect that the consideration to be received by the holders of Shares in the Contemplated Transactions was fair, from a financial point of view, to such holders. Representatives from DLA Piper described for the Board the key provisions of the draft merger agreement from Parent and the key issues raised. Discussion then ensued among the members of the Board regarding Parent’s revised merger agreement, during which time representatives of DLA Piper responded to questions from members of the Board. The Board also discussed the implications of Bidder A’s decision not to submit any final bid and further considered alternatives other than a sale, including remaining an independent company. BofA Merrill Lynch advised the Board that they had asked Parent to submit a best and final offer, and that they believed Parent had complied with that request. Given that Parent had indicated that it had submitted its best and final offer, and that Parent’s bid was the only final offer submitted and represented a compelling value, the Board determined after a lengthy discussion that it would not be advisable to ask Parent to increase its offer price or to have further discussions with any other potential bidders. Further discussions would also give the Parent an opportunity to reconsider the price it was offering and the terms it proposed in its draft merger agreement. The Board concluded after a lengthy discussion that the benefits to the Company’s shareholders of proceeding to a merger agreement with Parent as quickly as possible at the price it was currently offering outweighed the benefits of any further negotiations concerning price. Accordingly, the Board instructed DLA Piper to continue negotiations on the merger agreement submitted by Parent and attempt to resolve any open issues. The Board decided to defer any decision on approving Parent’s offer to allow the negotiations to proceed and the Board more time to consider and reflect on the information presented. Following the meeting, BofA Merrill Lynch advised Parent that the Board desired to proceed with negotiations with Parent with a view toward finalizing the merger agreement, the disclosure schedules and the tender and voting agreements.

During the remainder of December 17, 2010 and December 18, 2010, DLA Piper and H&W had multiple discussions with respect to the draft merger agreement. DLA Piper sent to H&W a proposed form of tender and voting agreement. In the evening of December 17, 2010, H&W submitted its comments to the Company’s draft disclosure schedules and form of tender and voting agreement. DLA Piper and H&W proceeded to negotiate and finalize drafts of the merger agreement, disclosure schedules and tender and voting agreements.

At the end of the day on December 18, 2010, the M&A Committee convened to consider the terms of Parent’s revised merger agreement. Following the M&A Committee meeting, the full Board convened. Representatives of DLA Piper reviewed the status of the negotiations and the revised terms of the merger agreement and reviewed with the Board their fiduciary duties in the context of the transaction being considered. BofA Merrill Lynch reiterated its overview of financial matters. BofA Merrill Lynch then reviewed its financial analysis of the proposed transaction and delivered to the Board its opinion to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the consideration of $38.00 per Share in cash to be received by holders of Shares in the Contemplated Transactions was fair, from a financial point of view, to such holders. Following questions by the members of the Board to representatives of BofA Merrill Lynch and DLA Piper, and further discussion among the members of the Board, the M&A Committee recommended that the Board accept the offer from Parent. Then the Board, by unanimous action of all members, determined that acceptance of Parent’s offer was in the best interests of the Company’s shareholders. The Board approved and authorized the execution, delivery and performance of, and declared advisable, the Merger Agreement, the Offer, the Merger and the Contemplated Transactions, and further resolved to recommend to the Company’s shareholders that they tender their Shares pursuant to the Offer, and, if required, adopt the Merger Agreement and approve the Merger.

After the adjournment of the Board meeting, representatives of BofA Merrill Lynch telephoned representatives of Parent to inform Parent that the Board had accepted Parent’s offer. The Merger Agreement and the tender and voting agreements were executed later in the evening on December 18, 2010.

The parties announced the transaction in separately issued press releases before the opening of the U.S. stock markets on December 20, 2010.

Reasons for Recommendation

The Board consulted with the Company’s senior management, the M&A Committee, the Company’s outside legal advisor, DLA Piper, and the Company’s financial advisor, BofA Merrill Lynch, in evaluating the Merger Agreement and the Contemplated Transactions and in the course of reaching its determination to adopt the Merger Agreement and approve the Offer, the Merger and the Contemplated Transactions and to recommend unanimously that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger. The Board considered a number of factors, including the following material factors and benefits of the Offer and Merger, each of which the Board believed supported its recommendation:

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The Company’s Business and Financial Condition and Prospects. The Board’s familiarity with the business, operations, prospects, business strategy, properties, assets and financial condition of the Company, and the certainty of realizing in cash a compelling value for Shares in the Offer, compared to the risks and uncertainties associated with operating the Company’s business (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2009), particularly in a volatile and unpredictable financial environment.

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Review of Strategic Alternatives. The Board’s belief, after a review of strategic alternatives, including potential acquisitions by the Company, and discussions with the Company’s management and advisors, that the value offered to shareholders in the Offer and the Merger was more favorable to the shareholders of the Company than the potential value that might have resulted from any other strategic opportunity reasonably available to the Company, including remaining an independent company.

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Risks of Remaining Independent. The Board’s assessment, after discussions with the Company’s management and advisors, of the risks of remaining an independent company and pursuing the Company’s strategic plan, compared to the certainty of realizing, in cash, a compelling value for the Shares, including risks relating to:

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the availability and timing of U.S. and international government and commercial funding for the Company’s products and services, including changes in appropriations types and amounts due to the expenditure priorities of the U.S. federal government;

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changes in the U.S. government procurement laws, regulations, policies and budgets (including changes to respond to the government’s budgetary constraints and cost-cutting initiatives, as well as changes that have increased the Company’s internal costs for monitoring, auditing and reporting activity);

•	the number, length and type of contracts and task orders awarded to the Company by its governmental and commercial customers;

•	whether the U.S. government will exercise options to extend the Company’s contracts;

•	any delay or termination of the Company’s contracts and programs;

•	the future impact and risks inherent in any acquisitions, reorganizations or divestitures the Company may make, including any outcome of the Company’s exploration of strategic alternatives;

•	the U.S. government’s ability to hire and retain contracting personnel;

•	the Company’s ability to retain contracts during any rebidding process;

•	decisions by U.S. government agencies on the methods of seeking contractor support;

•	difficulties in developing and producing operationally advanced technology systems;

•	the Company’s ability to secure business with government prime contractors;

•	the Company’s ability to maintain adequate and unbroken supplier performance;

•	the timing and customer acceptance of contract deliverables;

•	the Company’s ability to attract and retain qualified personnel, including personnel with appropriate security clearances;

•	charges from any future impairment reviews; and

•	the competitive environment for intelligence information technology products and services.

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Auction Process. The completion of a robust auction process for the sale of the Company, including the active solicitation of 14 potential bidders, the participation of ten interested parties in the diligence process and receipt of indications of interest from five interested parties. The Company had previously publicly announced that it was reviewing strategic alternatives and had retained BofA Merrill Lynch in connection with such review, making it likely that any potential bidder would have been aware of the opportunity.

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Negotiations with Parent. The course of discussions and negotiations between the Company and Parent, improvements to the terms of the Merger Agreement in connection with those negotiations, and the Board’s belief based on these negotiations that this was the highest price per Share that Parent was willing to pay and that these were the most favorable terms to the Company to which Parent was willing to agree.

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Premium to Market Price. The fact that the $38.00 price to be paid for each Share represented an 8.5% premium over the closing price of the Shares on December 17, 2010, the last full trading day before the Offer and the Merger were publicly announced, a 37.0% premium over the closing price of the Shares on October 21, 2010, the last full trading day before the Company publicly announced that it was considering strategic alternatives, and a 64.5% premium over the closing price of the Shares on September 22, 2010, which was the last full trading day before the Board authorized the retention of BofA Merrill Lynch to explore strategic alternatives.

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Opinion of Financial Advisor. The opinion of BofA Merrill Lynch, dated December 18, 2010, to the Board to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the consideration of $38.00 per Share in cash to be received by holders of Shares in the Contemplated Transactions was fair, from a financial point of view, to such holders, as more fully described in the section entitled “— Opinion of the Company’s Financial Advisor.”

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Likelihood of Completion. The belief of the Board that the Offer and the Merger likely will be completed, which is based on, among other things, the absence of a financing condition, Parent’s representation that it has sufficient financial resources to pay the aggregate Offer Price and consummate the Merger, the limited number of conditions to the Offer and the Merger, Parent’s extensive prior experience in completing acquisitions of other companies and the relative likelihood of obtaining required regulatory approvals for the Contemplated Transactions and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals.

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Tender Offer Structure. The fact that the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to the Company’s shareholders, on a prompt basis, reducing the period of uncertainty during the pendency of the transaction for shareholders, employees and partners, with a second-step Merger in which shareholders who do not tender their Shares in the Offer will receive the same cash Offer Price as paid in the Offer. In addition, the structure of the transaction permits the use of a one-step Merger, under certain circumstances, in the event the two-step transaction cannot be completed.

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One-Step Merger. The consummation of the offer is conditioned on 76.3% of the outstanding shares of Common Stock being tendered in the Offer, with the pursuit of a one-step Merger (that only requires approval of the holders of a majority of the outstanding shares of Common Stock) in certain circumstances, including in the event the minimum condition in the Offer is not satisfied.

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Extension of Offer. The fact that, subject to rights to terminate the Merger Agreement, the Purchaser will be required to extend the Offer, at the Company’s request, beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date.

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Cash Consideration. The form of consideration to be paid to holders of Shares in the Offer and Merger is cash, which will provide certainty of value and immediate liquidity to the Company’s shareholders.

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Terms of the Merger Agreement. The terms of the Merger Agreement, including the ability of the Company, under certain circumstances specified in the Merger Agreement and prior to the earlier of the completion of the Offer and the shareholders meeting for the Merger, to furnish information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide written proposal for an acquisition transaction.

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Ability to Withdraw or Change Recommendation. The Board’s ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer, subject to payment of a termination fee of $17.3 million.

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Reasonableness of Termination Fee. The Board’s determination that the termination fee payable by the Company to Parent in the event of certain termination events under the Merger Agreement is within the customary range of termination fees for transactions of this type.

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Dissenters’ Rights. The availability of statutory dissenters’ rights for the shareholders who do not tender their Shares in the Offer and who otherwise comply with all the required procedures under the CGCL, which allows such shareholders to seek appraisal of the fair value of their Shares.

The Board also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement and the Contemplated Transactions, including the Offer and the Merger, including the following:

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No Shareholder Participation in Future Growth or Earnings. The fact that the nature of the Contemplated Transactions as a cash transaction will prevent shareholders from being able to participate in any future earnings or growth of the Company, or the combined company, and shareholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or as a result of the improvements to the Company’s operations.

•	Taxable Consideration. The fact that the gains from the Contemplated Transactions would generally be taxable to the Company’s shareholders for U.S. federal income tax purposes.

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Effect of Public Announcement. The effect of a public announcement of the Merger Agreement on the Company’s operations, stock price, customers, suppliers, business partners and employees and its ability to attract and retain key management, technical, research and sales personnel.

•

Effect of Failure to Complete Transactions. The fact that, if the Offer and the Merger and other Contemplated Transactions are not consummated, the trading price of the Shares could be adversely affected, the Company will have incurred significant transaction and opportunity costs attempting to consummate the transactions, the Company may have lost customers, suppliers, business partners and employees after the announcement of the Merger Agreement, the Company’s business may be subject to disruption, the market’s perceptions of the Company’s prospects could be adversely affected and the Company’s directors, officers and other employees will have expended considerable time and effort to consummate the transactions.

•

Interim Restrictions on Business. The fact that the restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, requiring the Company to operate its business in the ordinary course of business and subject to other restrictions, other than with the consent of Parent, may delay or prevent the Company from undertaking business opportunities that could arise prior to the consummation of the Offer or the Merger.

•

Restrictions on Soliciting Proposals; Termination Fee. The restrictions in the Merger Agreement on the active solicitation of competing proposals and the requirement, under the Merger Agreement, that the Company pay a termination fee of $17.3 million if the Merger Agreement is terminated in certain circumstances or if, in certain circumstances, the Company engages in another transaction during the one-year period thereafter.

•

Interests of Directors and Officers. The fact that the executive officers and directors of the Company may have interests in the Contemplated Transactions, including the Offer and the Merger, that are different from, or in addition to, those of the Company’s shareholders. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”).

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of Merger Agreement and the Contemplated Transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Rather, the Board viewed its determinations and recommendations as being based on the totality of information and factors presented to and considered by the Board. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

Opinion of the Company’s Financial Advisor

The Company has retained BofA Merrill Lynch to act as the financial advisor to its board of directors in connection with the Contemplated Transactions. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected BofA Merrill Lynch to act as the financial advisor in connection with the Contemplated Transactions on the basis of BofA Merrill Lynch’s experience in transactions similar to the Contemplated Transactions, its reputation in the investment community and its familiarity with the Company and its business.

The full text of BofA Merrill Lynch’s written opinion to the Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex I to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the Board for the benefit and use of the Board (in its capacity as such) in connection with and for purposes of its evaluation of the consideration of $38.00 per Share from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the Contemplated Transactions and does not constitute a recommendation as to whether any shareholder of the Company should tender any Shares pursuant to the Offer or how any shareholder of the Company should vote or act in connection with the Merger or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to the Company;

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with BofA Merrill Lynch by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company;

•	discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

•	reviewed the trading history for the Shares and a comparison of that trading history with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of the Company with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the Contemplated Transactions to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•

considered the fact that the Company publicly announced that it would explore its strategic alternatives and the results of BofA Merrill Lynch’s efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest and definitive proposals from third parties with respect to a possible acquisition of the Company;

•	reviewed the Merger Agreement; and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of the Company that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company’s forecasts, BofA Merrill Lynch was advised by the Company, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. BofA Merrill Lynch did not make or was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did it make any physical inspection of the properties or assets of the Company. BofA Merrill Lynch did not evaluate the solvency or fair value of the Company or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of the Company, that the Contemplated Transactions would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Contemplated Transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Contemplated Transactions.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the Contemplated Transactions (other than the consideration of $38.00 per Share to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Contemplated Transactions. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the consideration of $38.00 per Share in cash to be received by holders of Shares and no opinion or view was expressed with respect to any consideration received in connection with the Contemplated Transactions by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Contemplated Transactions, or class of such persons, relative to the consideration of $38.00 per Share. Furthermore, no opinion or view was expressed as to the relative merits of the Contemplated Transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Contemplated Transactions. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to whether any shareholder of the Company should tender Shares pursuant to the Offer or how any shareholder of the Company should vote in connection with the Merger or any related matter. Except as described above, neither the Company nor the Board imposed other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to the Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Summary of Analyses

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for the Company and the following nine publicly traded companies in the defense electronics and “pure play” defense industries:

•	Anaren, Inc.;

•	Comtech Telecommunications Corp;

•	Cubic Corporation;

•	EMS Technologies Inc.;

•	FLIR Systems Inc.;

•	Herley Industries, Inc.;

•	Integral Systems, Inc.;

•	Orbital Sciences Corporation; and

•	Viasat Inc.

BofA Merrill Lynch reviewed enterprise values of the selected publicly traded companies, calculated as equity values based on closing share prices on December 14, 2010, plus debt, preferred equity and minority interest, less cash and marketable securities, as a multiple of fiscal years 2010 and 2011 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. BofA Merrill Lynch then applied a multiple range of 8.0x — 10.0x of fiscal year 2011 estimated EBITDA, adjusted to exclude transactions fees, litigation, inventory write-downs and Defense Contract Audit Agency expenses, derived from the selected publicly traded companies to corresponding estimated adjusted EBITDA of the Company based on management projections. Estimated financial data of the selected publicly traded companies were based on publicly available consensus estimates of research analysts’ reports and calendarized to December 31. This analysis indicated the following implied per share equity value reference range for the Company (rounded to the nearest $0.25), as compared to the consideration of $38.00 per Share:

Implied per Share Equity Value Reference Range for the Company	Per Share Consideration
$21.75 — $26.50	$38.00

No company used in this analysis is identical or directly comparable to the Company. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

Selected Precedent Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following ten selected transactions involving companies in the defense and intelligence industries:

Announcement Date	Acquiror	Target
November 8, 2006	• Northrop Grumman Corporation	• Essex Corporation
September 17, 2007	• ITT Corporation	• EDO Corporation
January 16, 2008	• Cobham plc	• SPARTA Inc.
May 12, 2008	• Comtech Telecommunications Corp.	• Radyne Corp.
May 12, 2008	• Finmeccanica, S.p.A.	• DRS Technologies, Inc.
August 27, 2008	• Serco Group plc	• SI International, Inc.
June 4, 2009	• General Dynamics	• Axsys Technologies, Inc.
May 7, 2010	• CGI Group Inc.	• Stanley Inc.
June 30, 2010	• The Boeing Company	• Argon ST, Inc.
September 20, 2010	• Safran SA	• L-1 Identity Solutions

BofA Merrill Lynch reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s adjusted EBITDA for the last twelve months, or LTM. BofA Merrill Lynch then applied a multiple range of 13.0x — 16.0x of adjusted LTM EBITDA derived from the selected transactions to the Company’s adjusted LTM EBITDA. This analysis indicated the following implied per share equity value reference range for the Company (rounded to the nearest $0.25), as compared to the consideration of $38.00 per Share:

Implied per Share Equity Value Reference Range for the Company	Per Share Consideration
$33.75 — $41.25	$38.00

No company, business or transaction used in this analysis is identical or directly comparable to the Company or the Contemplated Transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company and the Contemplated Transactions were compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of the Company to calculate the estimated present value of the unlevered, after-tax free cash flows that the Company could generate during the Company’s fiscal years 2011 through 2015 based on forecasts relating to the Company prepared by the management of the Company. BofA Merrill Lynch performed a discounted cash flow analysis using two methods of valuing the Company at the end of the projection period, the terminal exit multiple method and the perpetuity growth rate method. For the discounted cash flow analysis using the terminal exit multiple method, for the purpose of calculating the terminal value for the Company at the end of the forecast period, BofA Merrill Lynch applied terminal multiples ranging from 8.0x — 10.0x to the Company’s 2015 estimated EBITDA. For the discounted cash flow analysis using the perpetuity growth rate method, for the purpose of calculating the terminal value for the Company at the end of the forecast period, BofA Merrill Lynch applied varying growth rates in the near term and perpetuity to the Company’s normalized 2015 estimated unlevered free cash flow. Normalized 2015 estimated unlevered free cash flow was derived from the Company’s 2015 estimated EBITDA by utilizing varying assumptions, including with respect to depreciation and amortization, working capital and investments in growth opportunities. For both the discounted cash flow analysis using the terminal exit multiple method and the discounted cash flow analysis using the perpetuity growth rate method, the cash flows and terminal values were then discounted to present value using discount rates ranging from 9.5% — 11.5%. These analyses indicated the following implied per share equity value reference ranges for the Company (rounded to the nearest $0.25), as compared to the consideration of $38.00 per Share:

Implied per Share Equity Value Reference Range for the Company

Terminal Exit Multiple Method	Perpetuity Growth Rate Method	Per Share Consideration
$29.25 — $38.25	$19.75 — $37.50	$38.00

Other Factors

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including:

•

the implied premium that the consideration to be received by the holders of the Shares represented over the historical trading prices of the Shares immediately preceding October 21, 2010, the trading day immediately prior to announcement of a review of the strategic alternatives, noting that the consideration of $38.00 per Share represented an implied premium of:

•	8.8% over the closing price of the Shares on December 14, 2010;

•	37.0% over the unaffected price on October 21, 2010;

•	64.5% over the unaffected price on September 22, 2010, the date of the Board meeting described in the section entitled “— Background of the Contemplated Transactions;”

•	36.7% over the unaffected 52-week high price;

•	122.5% over the unaffected 52-week low price;

•	71.5% over the unaffected three-month average price;

•	85.5% over the unaffected six-month average price;

•	89.4% over the unaffected one-year average price; and

•	108.3% over the unaffected three-year average price;

•

the historical trading prices of the Shares during the one-year period ending on October 21, 2010, noting that the unaffected low and high closing prices during such period were $17.08 and $27.80, respectively; and

•

the present value of analyst share price targets for the Shares in recently published, publicly available research analysts’ reports, noting that the low and high share price targets discounted to present value utilizing a cost of equity of 11.25% ranged from $20.67 to $32.36 per share.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to the Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and BofA Merrill Lynch. The estimates of the future performance of the Company in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the consideration of $38.00 per Share and were provided to the Board in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of the Company.

The type and amount of consideration payable in the Contemplated Transactions was determined through negotiations between the Company and Parent, rather than by any financial advisor, and were approved by the Board. The decision to enter into the Merger Agreement was solely that of the Board. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the Board in its evaluation of the Contemplated Transactions and should not be viewed as determinative of the views of the Board or management with respect to the Contemplated Transactions or the consideration.

The Company has agreed to pay BofA Merrill Lynch for its services in connection with the Contemplated Transactions a customary fee, a portion of which was payable in connection with its opinion and a significant portion of which is contingent upon the completion of the Offer. Pursuant to the engagement letter between BofA Merrill Lynch and the Company, dated as of October 7, 2010, the Company has agreed to pay BofA Merrill Lynch a fee totaling approximately $8.8 million, of which $1 million was earned upon delivery of its opinion and the remaining portion of which will be payable upon the consummation of the Offer and the Merger. The Company also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, Parent and certain of their respective affiliates.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parent and have received and in the future may receive compensation for the rendering of these services, including (i) having acted as a joint book-running manager and as one of the underwriters for Parent’s offerings of notes in 2009 and 2010, (ii) having acted or acting as lead arranger, bookrunner and syndication agent for, and a lender under, certain credit facilities of Parent, including Parent’s primary revolving credit facility and (iii) having provided or providing certain foreign exchange and treasury management and trade services and products to Parent.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors, affiliates and subsidiaries currently intend to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity).

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of BofA Merrill Lynch by the Company in Item 4 (“The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor”) is hereby incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to security holders of the Company with respect to the Offer, the Merger or any of the Contemplated Transactions.

Item 6.	Interest in Securities of the Subject Company.

Securities Transactions.

No transactions with respect to shares of Common Stock have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except with respect to the Tender and Voting Agreements, the Top-Up Option and transactions under the Company’s employee benefit plans as set forth below:

Name of Person	Transaction Date	Number of Shares	Exercise or Purchase Price per Share (If Applicable)	Nature of Transaction (1)
William B. Van Vleet III	11/11/10	25,000	N/A	Grant of Restricted Stock
	11/14/10	483	N/A	(2)
	11/15/10	403	N/A	(2)
	11/19/10	876	N/A	(2)
	11/30/10	437	$31.22	ESPP purchase
	12/02/10	1,754	N/A	(2)

James E. Doyle	11/30/10	51	$31.22	ESPP purchase

Renato Roscher	11/14/10	368	N/A	(2)
	11/15/10	467	N/A	(2)
	11/19/10	368	N/A	(2)
	11/30/10	242	$31.22	ESPP purchase
	12/02/10	552	N/A	(2)

Mark Andersson	11/11/10	15,000	N/A	Grant of Restricted Stock
	11/30/10	263	$31.22	ESPP purchase
	12/02/10	662	N/A	(2)

Dr. Joseph N. Leonelli	11/14/10	322	N/A	(2)
	11/15/10	242	N/A	(2)
	11/19/10	322	N/A	(2)
	11/30/10	217	$31.22	ESPP purchase
	12/02/10	322	N/A	(2)

Roger W. Anderson	11/02/10	327	N/A	(2)

Dr. John E. Pesaturo	11/14/10	245	N/A	(2)
	11/15/10	246	N/A	Grant of Restricted Stock
	11/19/10	246	N/A	(2)
	12/02/10	327	N/A	(2)

David D. Elliman	11/22/10	3,780	$5.25	Option exercise

(1)	Does not include ordinary course vesting of outstanding Options or Restricted Stock previously granted under the Company’s employee benefit and equity compensation plans.
(2)	Shares of Restricted Stock withheld by the Company to satisfy tax obligations in connection with the vesting of Restricted Stock.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), the Company is not undertaking and is not engaged in any negotiations in response to the Offer that (a) relate to a tender offer for, or other acquisition of, shares of Common Stock by the Company, any of its subsidiaries or any other person or (b) relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iii) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

In addition, pursuant to (and subject to certain limitations provided in) the Merger Agreement, the Company has agreed not to, and has agreed not to permit any of its controlled affiliates to, and has agreed not to authorize or permit any of its or its controlled affiliates’ directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives, whom we refer to collectively as “representatives,” to, directly or indirectly:

•

solicit, initiate, propose or encourage, or take any other action to knowingly facilitate, any Takeover Proposal (as defined below) or any inquiries or offers or the making of any proposal or any other efforts or attempt that could reasonably be expected to lead to a Takeover Proposal; or

•

enter into, continue or otherwise participate in any communications or negotiations regarding, or furnish to any person or entity any information or provide access to any of its properties with respect to, or otherwise knowingly cooperate in any way with any person or entity with respect to, any Takeover Proposal or any inquiries or offers or the making of any proposal or any other efforts or attempt that could reasonably be expected to lead to a Takeover Proposal.

The Company also agreed that it will, and will cause its subsidiaries and direct its representatives to, immediately cease and cause to be terminated all existing communications and negotiations with any person or entity conducted prior to the date of the Merger Agreement with respect to any Takeover Proposal and will request, and exercise all rights under all confidentiality or nondisclosure agreements with regard to, the prompt return or destruction of all confidential information previously furnished in connection therewith.

In addition to the other obligations of the Company set forth above, the Company agreed that it will, as promptly as practicable and in any event within 24 hours after the receipt thereof, advise Parent orally and in writing of (i) any Takeover Proposal or any request for information or inquiry that expressly contemplates or could reasonably be expected to lead to a Takeover Proposal and (ii) the material terms and conditions of such Takeover Proposal, request or inquiry (including the identity of the bidder and any change to the financial terms, conditions or other material terms thereof). The Company agreed to (i) keep Parent reasonably informed of the status (including any change to the financial terms, conditions, or other material terms) of any such Takeover Proposal, request or inquiry on a reasonably current basis (and in any event at Parent’s request and otherwise no later than 24 hours after the occurrence of any material change, development, discussions or negotiations) and (ii) provide to Parent, as soon as practicable and in any event within 24 hours after receipt or delivery thereof, copies of all draft agreements (and any other written material to the extent such material contains any financial terms, conditions or other material terms relating to any Takeover Proposal), written inquiries or correspondence sent by or provided to the Company (or its representatives) in connection with any such Takeover Proposal. The Company will not, and will cause its subsidiaries not to, enter into any contract with any person subsequent to the date of the Merger Agreement, and neither the Company nor any of its subsidiaries is party to any contract, in each case that prohibits the Company from providing such information to Parent.

In addition, neither the Board nor any committee thereof shall:

•

withhold, withdraw (or not continue to make), change, qualify or modify in a manner adverse to Parent or Purchaser, or propose publicly to withhold, withdraw (or not continue to make), change, qualify or modify in a manner adverse to Parent or Purchaser, the recommendation by such Board or any approval or recommendation by any such committee regarding the Merger Agreement, the Offer and the Merger, or approve or recommend, or propose publicly to approve or recommend any Takeover Proposal, or resolve or agree to take any such action;

•

fail to publicly recommend against any Takeover Proposal or fail to publicly reaffirm the recommendation by such Board or any approval or recommendation by any such committee regarding the Merger Agreement, the Offer and the Merger within two business days after Parent so requests;

•

fail to include the recommendation by such Board in the documents filed with the Schedule TO and the documents included therein (together with any supplements or amendments thereto) or the proxy statement sent to the Company’s shareholders in connection with the shareholder meeting to approve the Merger;

•

approve or recommend, or propose publicly to approve, recommend or permit the Company or any of its affiliates to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any Takeover Proposal (other than pursuant to a confidentiality agreement with standstill provisions identical in all substantive respects to, and which otherwise contains terms that are no less favorable to the Company than, those contained in its confidentiality agreement with Parent); or

•

take any other action or make any other public statement that is inconsistent with the recommendation by such Board (any such action or resolution or agreement to take such action in this bullet or the preceding four bullets being referred to herein as an “Adverse Recommendation Change”).

Notwithstanding the restrictions described above, at any time before the first to occur of the shareholders meeting to approve the Merger and the acceptance of Shares for payment in the Offer, the Company may, and may permit and authorize its affiliates and its and their respective representatives to, subject to compliance with the provisions described in the immediately succeeding paragraph, (i) furnish information with respect to the Company and its subsidiaries to a person or entity making a bona fide written Takeover Proposal (and its representatives) pursuant to a confidentiality agreement with standstill and nonsolicitation provisions identical in all substantive respects to, and which otherwise contains terms that are no less favorable to the Company than, those contained in its mutual nondisclosure agreement with Parent and (ii) participate in discussions or negotiations with the person making such Takeover Proposal (and its representatives) regarding such Takeover Proposal, if:

•	the Company concurrently provides or makes available to Parent any information concerning the Company or its subsidiaries provided to such third party that was not previously provided to Parent;

•

the Company provides Parent with 24 hours prior written notice (or such lesser prior notice as is provided to the members of the Board or any committee thereof) of any meeting of the Board or any such committee at which the directors of the Company would reasonably be expected to consider such Takeover Proposal, inquiry or request or otherwise consider furnishing information or participating in such discussions or negotiations;

•

the Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and that the failure to so respond to such Takeover Proposal would be inconsistent with its fiduciary duties to the shareholders of the Company under applicable law; and

•

the Takeover Proposal was not solicited after the date of the Merger Agreement and did not otherwise result from a breach of the nonsolicitation provisions of the Merger Agreement, including those described above.

The Merger Agreement requires the Company not to disclose any commercially sensitive non-public information to any such person or its representatives except in a manner consistent with the Company’s past practice in dealing with the disclosure of such information in the context of evaluating Takeover Proposals prior to the date of the Merger Agreement.

The Merger Agreement provides that, except to the extent the Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with the directors’ fiduciary duties to the shareholders of the Company under applicable law, the Company shall not terminate, waive, amend or modify any provision of any standstill, confidentiality or non-solicitation agreement to which it or any of its subsidiaries is a party and that relates to a Takeover Proposal, and the Company shall take all necessary actions and use its reasonable best efforts to enforce, to the fullest extent permitted by applicable law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches and to enforce specifically the terms and provisions thereof.

The Merger Agreement provides that nothing contained in the Merger Agreement prohibits the Company from making any disclosure to its shareholders if, in the good faith judgment of the Board (after consultation with outside legal counsel), such failure to disclose is reasonably likely to result in a breach of applicable law; provided, however, that the taking of any such position or making of any such disclosure shall be subject to and only taken in compliance with the provisions of the Merger Agreement described below and that the Company shall, to the extent practicable, provide Parent with a reasonable opportunity to comment on and review any such disclosure and, provided further, that any disclosure other than (i) a factually accurate statement by the Company that only describes the Company’s receipt of a Takeover Proposal, the identity of the person or group making such proposal, the terms and conditions thereof and the operation of the Merger Agreement with respect thereto, and contains a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (ii) an express rejection of any applicable Takeover Proposal or (iii) an express reaffirmation of the recommendation by such Board shall be deemed to be an Adverse Recommendation Change.

For purposes of this Schedule 14D-9 and the Merger Agreement:

•

“Takeover Proposal” means any proposal, inquiry or offer (whether or not in writing) from any person or entity (other than Parent or Purchaser or any of their affiliates) with respect to, in a single transaction or series of transactions, any:

•	merger, consolidation, share exchange, recapitalization, other business combination or similar transaction involving the Company;

•

sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, recapitalization, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of the Company or otherwise), of any business or asset or assets of the Company or any of its subsidiaries representing 15% or more of the consolidated net income, revenues or assets (whether determined by reference to book value or fair market value) of the Company and its subsidiaries, taken as a whole;

•

issuance, sale or other disposition, directly or indirectly, to any person or entity (or the shareholders of any entity) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) or any interest in such securities representing 15% or more of the outstanding Shares or of the voting power of the Company’s capital stock;

•

transaction in which any person or entity (or the shareholders of any entity) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding Shares or of the voting power of the Company’s capital stock; or

•	combination of the foregoing.

•

“Superior Proposal” means any binding bona fide written offer, which was not solicited after the date of the Merger Agreement and did not result from a breach of the no solicitation provisions of the Merger Agreement, made by any person or entity (other than Parent or Purchaser or any of their affiliates) that, if consummated, would result in such person or entity (or in the case of a direct merger between such person and the Company, the shareholders of such entity) acquiring, directly or indirectly, more than 50% of the outstanding Shares or of the voting power of the Company’s capital stock or all or substantially all the assets of the Company and its subsidiaries, taken as a whole, and which offer the Board reasonably determines in good faith (after consultation with its outside legal counsel and financial advisor) (i) provides a higher value from a financial point of view to the shareholders of the Company than the consideration payable in the Offer and the Merger (taking into account all of the terms and conditions of such proposal and the Merger Agreement (including any changes to the terms of the Offer or the Merger Agreement proposed by Parent in response to such Superior Proposal or otherwise)), (ii) is reasonably likely to be completed in a timely fashion, taking into account the conditionality and likelihood of consummation and all financial, legal, regulatory and other aspects of such proposal, and (iii) for which financing, if a cash transaction (whether in whole or part), is then fully committed or reasonably determined to be available by the Board.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.

Item 8.	Additional Information.

Top-Up Option

Subject to the terms and conditions of the Merger Agreement, the Company has granted Purchaser an irrevocable one-time option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and its subsidiaries at the time of the exercise of the Top-Up Option, shall constitute one more Share than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares. The Top-Up Option is exercisable only one time and only for a number of Shares that would not exceed the number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The obligation of the Company to issue Top-Up Shares is subject to compliance with all applicable regulatory and stock exchange requirements (other than any listing requirement of any national stock exchange). The Top-Up Option may be exercised at any one time following the Offer Closing and prior to the earlier to occur of the Effective Time of the Merger and the termination of the Merger Agreement. The exercise price for the Top-Up Option may be paid by Purchaser by delivery of a non-negotiable and non-transferable promissory note, secured by the Top-Up Shares and bearing compounding interest at 5% per annum, with principal and interest due one year after the purchase of the Top-Up Shares, and prepayable in whole or in part without premium or penalty.

State Takeover Laws

Because the Company is incorporated under the laws of the State of California, it is subject to Section 1203 of the CGCL. Section 1203 of the CGCL provides that if a tender offer is made to some or all of a corporation’s shareholders by an “interested party,” an affirmative opinion in writing as to the fairness of the consideration to the shareholders of such corporation is required to be delivered to the shareholders at the time that the tender offer is first made in writing to the shareholders. However, if the tender offer is commenced by publication and tender offer materials are subsequently mailed or otherwise distributed to the shareholders, the opinion may be omitted in the publication if the opinion is included in the materials distributed to the shareholders. If a tender of shares is being sought by an “interested party” and a third party proposal (a “Proposal”) to acquire the same corporation is made to the corporation or its shareholders, at least ten days prior to the date for the acceptance of the shares tendered to the “interested party,” the shareholders of the corporation shall be informed of such Proposal, forwarded copies of any written materials provided by the person making the Proposal and given a reasonable period of time (ten days from the date of notice or publication of the Proposal) to withdraw any tender in favor of the “interested party” tender offer.

For purposes of Section 1203, the term “interested party” includes, among other things, a person who is a party to the transaction and (a) directly or indirectly controls the corporation that is the subject of the tender offer or proposal, (b) is, or is directly or indirectly controlled by, an officer or director of the subject corporation or (c) is an entity in which a material financial interest is held by any director or executive officer of the subject corporation. The Company has represented that no state takeover or similar statute is applicable to the Merger Agreement, the Offer, the Merger, the other transactions contemplated by the Merger Agreement or compliance with the terms of the Merger Agreement and that the resolutions adopted by its board of directors are sufficient to render inapplicable to Parent, Purchaser, the Merger Agreement, the Offer, the Merger, the Top-Up Option, the Tender Agreements and the other transactions contemplated by the Merger Agreement the restrictions on business combinations set forth in the CGCL.

Vote Required to Adopt the Merger Agreement

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the CGCL. Section 1110 of the CGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, Parent, Purchaser and the Company have agreed under the Merger Agreement to take all necessary action to effect the Merger without a meeting of the shareholders of the Company, as soon as reasonably practicable. If Purchaser does not acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of the Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the CGCL to adopt the Merger Agreement and approve the Merger.

Antitrust

Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have been satisfied. These requirements apply to Parent’s and Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until both Parent and the Company file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act’s notification and waiting periods. The HSR Act provides for an initial 15-calendar day waiting period following receipt of the necessary filings by the FTC and Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. Parent expects to file a Premerger Notification and Report Form with the FTC and Antitrust Division for review in connection with the Offer on January 3, 2011. The Company expects to file a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer as promptly as practicable after commencement of the Offer. The initial waiting period applicable to the purchase of Shares is expected to expire on or about January 18, 2011, unless the waiting period is earlier terminated by the FTC and Antitrust Division or extended by a request from the FTC or Antitrust Division for additional information or documentary material from Parent prior to that time. If, before the expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with Parent’s consent. The FTC or Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.

At any time before or after the purchase of the Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Purchaser, Parent or any of their respective subsidiaries or affiliates. Private parties as well as attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Dissenters’ Rights

No dissenters’ rights are available in connection with the Offer. However, if the Merger is consummated following the completion of the Offer, each holder of Shares who fully complies with and meets all the requirements of the provisions of Chapter 13 of the CGCL (“Qualifying Shareholders”) may have the right to require the Company to purchase the holder’s Shares for cash at “fair market value.” A Qualifying Shareholder will be entitled to exercise these dissenters’ rights under the CGCL only if (i) the holders of 5% or more of the outstanding Shares properly file demands for payment of the fair market value or (ii) the Shares held by such holder are subject to any restriction on transfer imposed by the Company or by any law or regulation (“Restricted Securities”). Accordingly, if the holders of 5% or more of the Shares properly file demands for payment in compliance with Chapter 13 of the CGCL, all other Qualifying Shareholders will be entitled to require the Company to purchase their Shares for cash at their fair market value if the Merger is consummated. If the holders of less than 5% of the Shares properly file demands for payment in compliance with Chapter 13 of the CGCL but any holder of Restricted Securities properly files such a demand, only such holder or holders of Restricted Securities shall be entitled to require the Company to purchase their Shares as described in the preceding sentence. In addition, if immediately prior to the effective time of the Merger, the Shares are not listed on a national securities exchange certified by the California Commissioner of Corporations, holders of Shares may exercise dissenters’ rights as to any or all of their Shares entitled to such rights. If the Merger is not consummated, no Qualifying Shareholder will be entitled to have the Company or Purchaser purchase such holder’s Shares under Chapter 13 of the CGCL.

Under the CGCL, the “fair market value” of the Shares may be one agreed to by the Company and the Qualifying Shareholders or judicially determined, depending on the circumstances. The “fair market value” is determined as of the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation as a result of the Merger and subject to adjustments. The value so determined could be more or less than the Offer Price.

If the Company denies that a shareholder is a Qualifying Shareholder, or if a Qualifying Shareholder and the Company fail to agree on the fair market value of Shares, then such shareholder demanding purchase of Shares as dissenting shares or the Company may, within six months after the Company mails the notice of a short-form merger pursuant to Section 1110 of the CGCL or, if applicable, the required notice that shareholders have approved the Merger, file a complaint or intervene in a pending action to determine whether the Shares are dissenting shares or the fair market value of the Shares, as applicable.

The foregoing discussion of the rights of Qualifying Shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters’ rights and is qualified in its entirety by reference to Chapter 13 of the CGCL, a copy of which is attached hereto as Annex II.

DISSENTERS’ RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS COMPLETED. IF THE MERGER IS COMPLETED THROUGH A SHORT-FORM MERGER PURSUANT TO SECTION 1110, SHAREHOLDERS SHOULD REFER TO THE NOTICE OF SHORT-FORM MERGER ATTACHED AS SCHEDULE II TO THE SCHEDULE TO FOR MORE INFORMATION CONCERNING

DISSENTERS’ RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH. IF THE MERGER IS SUBJECT TO SHAREHOLDER APPROVAL, SHAREHOLDERS WHO WILL BE ENTITLED TO DISSENTERS’ RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING DISSENTERS’ RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

SHAREHOLDERS WHO TENDER SHARES PURSUANT TO THE OFFER WILL NOT BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE THEREFOR.

Financial Forecasts

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates.

However, in connection with the due diligence review of the Company, in mid-October, the Company provided an information package to each of the ten interested parties that had previously executed confidentiality agreements. The information packages included non-public internal financial forecasts regarding its anticipated future operations for the balance with the fiscal year ended October 31, 2010 and the five fiscal years ended October 31, 2011, 2012, 2013, 2014, 2015 respectively, copies of which were also provided to BofA Merrill Lynch. The forecasts identified above are referred to collectively as the “Internal Financial Forecasts.” Summaries of the Internal Financial Forecasts are set forth below.

The Internal Financial Forecasts were not prepared with a view toward public disclosure. Rather, the Internal Financial Forecasts were prepared by the Company’s management solely for internal management purposes, the bidders’ review in connection with their due diligence investigations and BofA Merrill Lynch’s use in connection with its opinion regarding the Offer and the Merger. The Internal Financial Forecasts were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles, nor were they examined or reviewed by the Company’s independent public accounting firm or any other accounting firm, nor has any such firm expressed any opinion or other assurance with respect thereto. There is no guarantee that the Internal Financial Forecasts will be realized, or that the assumptions upon which they are based will prove to be correct. In addition, the Internal Financial Forecasts did not include certain potential downward revisions that may occur due to ongoing customer contract matters that were disclosed to each of the bidders. Further, the Internal Financial Forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. The Company’s shareholders are cautioned not to place undue reliance on the Internal Financial Forecasts included in this Schedule 14D-9. The Internal Financial Forecasts are being included in this Schedule 14D-9 not to influence your decision whether to tender your shares in the Offer, but rather because they were made available by the Company to the bidders and BofA Merrill Lynch.

The Internal Financial Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the risks and uncertainties identified in the reports filed by the Company with the SEC (including the Company’s Form 10-K for the fiscal year ended October 31, 2009). Some of these specific risks, although not all, are: the Company’s ability to achieve the anticipated benefits of the acquisitions, the Company’s ability to capture organic growth opportunities and to utilize the strategic advantages of a strong capital position; the Company’s ability to obtain new orders from procurers, including the U. S. Government when anticipated and to successfully perform and achieve profitability on such contracts; the Company’s ability to hire qualified staff as needed; and other factors affecting the Company’s business that are beyond its control. The Internal Financial Forecasts also reflect assumptions as to certain business decisions that are subject to change. Since the Internal Financial Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. The Internal Financial Forecasts should be read together with the historical financial statements of the Company included in its Form 10-K for the fiscal year ended October 31, 2009.

Accordingly, there can be no assurance that the projections contained in the Internal Financial Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Internal Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that Parent or Purchaser or their affiliates, advisors or representatives considered or consider the Internal Financial Forecasts to be a reliable prediction of future events, and the Internal Financial Forecasts should not be relied upon as such. None of the Company, Parent or Purchaser or their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ from the Internal Financial Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Internal Financial Forecasts to reflect circumstances existing after the date the Internal Financial Forecasts were prepared or to reflect events, even in the event that any or all of the assumptions underlying the projections contained in the Internal Financial Forecasts are shown to be in error. The Company has made no representation to Parent or the Purchaser, in the Merger Agreement or otherwise, concerning the Internal Financial Forecasts.

The Internal Financial Forecasts include non-GAAP financial measures, including EBITDA and EBIT. The Company believes that EBITDA and EBIT provide important information about the operating trends of the Company. The Company uses EBITDA and EBIT to evaluate performance of its business operations. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. EBITDA and EBIT are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

These projections include the following:

	Fiscal Year Ending October 31,
	2010E	2011E	2012E	2013E	2014E	2015E
	(Dollars in millions)
Backlog	$187	$179	$194	$221	$253	$307
Bookings	$262	$282	$312	$404	$537	$634
Revenue	$225	$270	$315	$389	$483	$577
EBITDA	$28	$29	$34	$45	$61	$73
EBIT	$22	$21	$26	$36	$51	$62

Cautionary Note Regarding Forward-Looking Statements.

Certain statements contained in, or incorporated by reference in, this Schedule 14D-9 are forward-looking statements and are subject to a variety of risks and uncertainties. Additionally, words such as “would,” “will,” “intend,” and other similar expressions are forward-looking statements. Such forward-looking statements include the ability of the Company, Purchaser and Parent to complete the Contemplated Transactions, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on the Company’s current expectations, and those made at other times will be based on the Company’s expectations when the statements are made. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, the impact of the current economic environment, operating losses and fluctuations in operating results, capital requirements, regulatory review and other risks detailed from time to time in the Company’s SEC reports, including its Annual Report on Form 10-K for the year ended October 31, 2009. The Company disclaims any intent or obligation to update these forward-looking statements.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated December 30, 2010.*

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)	Summary Advertisement as published in The Wall Street Journal on December 30, 2010.*

(a)(7)	Press Release issued by Parent, dated December 30, 2010, announcing the commencement of the Offer.*

(a)(8)	Letter to shareholders of the Company, dated December 30, 2010.

(a)(9)	Opinion of BofA Merrill Lynch to the Board, dated December 18, 2010 (included as Annex I hereto).

(a)(10)	Press release issued by the Company on December 20, 2010 (Incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company on December 21, 2010).

(a)(11)	Press release issued by Parent on December 20, 2010 (Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on December 20, 2010).

(a)(12)	Presentation by Parent distributed to the Company’s employees on December 20, 2010 (Incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by the Parent on December 20, 2010).

(a)(13)	Frequently Asked Equity and Benefits Questions Concerning the Transaction with Raytheon, provided by the Company to its employees on December 28, 2010 (Incorporated by reference to Exhibit 99.1 to the Schedule 14D9-C filed by the Company on December 29, 2010).

(e)(1)	Agreement and Plan of Merger, dated as of December 18, 2010, among Parent, Purchaser and the Company (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on December 20, 2010).

(e)(2)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Parent, Purchaser and Milton E. Cooper.*

(e)(3)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Parent, Purchaser and John P. Devine.*

Exhibit No.	Description

(e)(4)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Parent, Purchaser and David D. Elliman (and certain affiliates).*

(e)(5)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Parent, Purchaser and Marie S. Minton.*

(e)(6)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Parent, Purchaser and Robert J. Richardson.*

(e)(7)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Parent, Purchaser and Dr. John Treichler (and certain affiliates).*

(e)(8)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Parent, Purchaser and William B. Van Vleet III.*

(e)(9)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A relating to the 2010 Annual Meeting of Stockholders as filed with the SEC on February 11, 2010.

(e)(10)	Form of Indemnification Agreement for directors and officers (Incorporated by reference to Exhibit 10.1 filed as an Exhibit to the Company’s Registration Statement on Form S-1 filed January 28, 1993 (File No. 33-58168)).

(e)(11)	1991 Stock Option Plan and forms of agreements thereunder (Incorporated by reference to Exhibit 10.17 filed with the Company’s Form 10-Q filed on June 16, 1997, for the quarter ended May 2, 1997).

(e)(12)	1993 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.4 filed as an Exhibit to the Company’s Registration Statement on Form S-1 filed January 28, 1993 (File No. 33-58168)).

(e)(13)	2000 Stock Option Plan and forms and agreements thereunder (Incorporated by reference to Exhibit 10.11 filed with the Company’s Form 10-K for fiscal year 2002 dated January 28, 2003).

(e)(14)	2001 Stock Option Plan and forms of agreements thereunder (Incorporated by reference to Exhibit 10.17 filed with the Company’s Definitive Proxy Statement for the 2001 Annual Meeting of Shareholders held on March 15, 2001, filed on February 5, 2001).

(e)(15)	2001 Stock Option Plan (as amended through January 20, 2003) (Incorporated by reference to Exhibit 10.20 filed with the Company’s Form 10-Q for the first quarter of fiscal year 2003 dated March 14, 2003).

(e)(16)	Annual Incentive Plan (Incorporated by reference to Exhibit 10.25 filed with the Company’s Form 10-Q for the first quarter of fiscal year 2004 dated March 9, 2004).

(e)(17)	Stock Incentive Plan (Incorporated by reference to Exhibit 10.28 filed with the Company’s Form 10-Q for the second quarter of fiscal year 2004 dated June 9, 2004).

(e)(18)	Executive Retention and Severance Plan (Incorporated by reference to Exhibit 10.30 filed with the Company’s Form 10-Q for the third quarter of fiscal year 2004 dated September 9, 2004).

(e)(19)	Amendment to 1993 Employee Stock Purchase Plan, dated May 31, 2007 (Incorporated by reference to Exhibit 10.59 filed with the Company’s Form 10-Q for the first quarter of fiscal year 2007 dated March 9, 2007).

(e)(20)	Amendment to 1993 Employee Stock Purchase Plan, dated August 20, 2008 (Incorporated by reference to Exhibit 10.64 filed with the Company’s Form 10-K for fiscal year 2008 dated January 12, 2009).

(e)(21)	Amendment to Stock Incentive Plan, dated November 19, 2008 (Incorporated by reference to Exhibit 10.65 filed with the Company’s Form 10-K for fiscal year 2008 dated January 12, 2009).

Exhibit No.	Description

(e)(22)	Amendment to Executive Retention and Severance Plan, dated November 19, 2008 (Incorporated by reference to Exhibit 10.66 filed with the Company’s Form 10-K for fiscal year 2008 dated January 12, 2009).

(e)(23)	Amendment to Applied Signal Technology, Inc. 1993 Employee Stock Purchase Plan, amended on March 18, 2009 (Incorporated by reference to Exhibit 10.69 filed as an Exhibit to the Company’s Current Report on Form 8-K filed on April 1, 2009).

(e)(24)	Amended and Restated Executive Retention and Severance Plan, dated December 13, 2010.

(e)(25)	Amended and Restated 2004 Stock Incentive Plan, dated December 13, 2010.

*	Incorporated by reference to the Schedule TO filed by Purchaser and Parent with the SEC on December 30, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APPLIED SIGNAL TECHNOLOGY, INC.

By:	/S/ WILLIAM B. VAN VLEET III
Name:	William Van Vleet III
Title:	President and Chief Executive Officer

Dated: December 30, 2010

Annex I

December 18, 2010

The Board of Directors

Applied Signal Technology, Inc.

460 West California Avenue

Sunnyvale, CA 94086

Members of the Board of Directors:

We understand that Applied Signal Technology, Inc. (“Applied Signal”) has entered into an Agreement and Plan of Merger, dated as of December 18, 2010 (the “Agreement”), among Applied Signal, Raytheon Company (“Raytheon”) and RN Acquisition Company, a wholly owned subsidiary of Raytheon (“Merger Sub”), pursuant to which, among other things, Merger Sub will commence a tender offer to purchase all outstanding shares of the common stock, without par value, of Applied Signal (“Applied Signal Common Stock”) at a purchase price of $38.00 per share in cash (the “Consideration” and, such offer, the “Tender Offer”) and, following consummation of the Tender Offer (or, if the Tender Offer is not consummated, under circumstances specified in the Agreement), Merger Sub will merge with and into Applied Signal and each outstanding share of Applied Signal Common Stock not tendered in the Tender Offer will be converted into the right to receive the Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Applied Signal Common Stock of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(1) reviewed certain publicly available business and financial information relating to Applied Signal;

(2) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Applied Signal furnished to or discussed with us by the management of Applied Signal, including certain financial forecasts relating to Applied Signal prepared by the management of Applied Signal (such forecasts, “Applied Signal Forecasts”);

(3) discussed the past and current business, operations, financial condition and prospects of Applied Signal with members of senior management of Applied Signal;

(4) reviewed the trading history for Applied Signal Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(5) compared certain financial and stock market information of Applied Signal with similar information of other companies we deemed relevant;

(6) compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

The Board of Directors

Applied Signal Technology, Inc.

(7) considered the fact that Applied Signal publicly announced that it would explore its strategic alternatives and the results of our efforts on behalf of Applied Signal to solicit, at the direction of Applied Signal, indications of interest and definitive proposals from third parties with respect to a possible acquisition of Applied Signal;

(8) reviewed the Agreement; and

(9) performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Applied Signal that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Applied Signal Forecasts, we have been advised by Applied Signal, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Applied Signal as to the future financial performance of Applied Signal. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Applied Signal, nor have we made any physical inspection of the properties or assets of Applied Signal. We have not evaluated the solvency or fair value of Applied Signal or Raytheon under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Applied Signal, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Applied Signal or the contemplated benefits of the Transaction.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Applied Signal Common Stock and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Applied Signal or in which Applied Signal might engage or as to the underlying business decision of Applied Signal to proceed with or effect the Transaction. In addition, we express no opinion or recommendation as to whether any shareholder should tender Applied Signal Common Stock pursuant to the Tender Offer or how any shareholder should vote or act in connection with the Merger or any related matter.

We have acted as financial advisor to the Board of Directors of Applied Signal in connection with the Transaction and will receive a fee for our services, a portion of which is payable in connection with the rendering of this opinion and a significant portion of which is contingent upon consummation of the Tender Offer. In addition, Applied Signal has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

The Board of Directors

Applied Signal Technology, Inc.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Applied Signal, Raytheon and certain of their respective affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Raytheon and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as or acting as underwriter for various debt offerings of Raytheon, (ii) having acted as or acting as lead arranger, bookrunner for, and a lender under, certain credit facilities of Raytheon; and (iii) having provided or providing certain foreign exchange and treasury management and trade services and products to Raytheon.

It is understood that this letter is for the benefit and use of the Board of Directors of Applied Signal (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Applied Signal Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith

                          Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH

                             INCORPORATED

Annex II

CALIFORNIA GENERAL CORPORATION LAW

CHAPTER 13

DISSENTER’S RIGHTS

(SECTIONS 1300-1313)

1300. Reorganization or short-form merger; dissenting shares; corporate purchase at fair market value; definitions

(a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

(b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1) Which were not immediately prior to the reorganization or short-form merger listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

1301. Notice to holders of dissenting shares in reorganizations; demand for purchase; time; contents

(a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what that shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

1302. Submission of share certificates for endorsement; uncertificated securities

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

1303. Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment

(a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

1304. Action to determine whether shares are dissenting shares or fair market value; limitation; joinder; consolidation; determination of issues; appointment of appraisers

(a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

1305. Report of appraisers; confirmation; determination by court; judgment; payment; appeal; costs

(a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

1306. Prevention of immediate payment; status as creditors; interest

To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

1307. Dividends on dissenting shares

Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

1308. Rights of dissenting shareholders pending valuation; withdrawal of demand for payment

Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

1309. Termination of dissenting share and shareholder status

Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

1310. Suspension of right to compensation or valuation proceedings; litigation of shareholders’ approval

If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

1311. Exempt shares

This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

1312. Right of dissenting shareholder to attack, set aside or rescind merger or reorganization; restraining order or injunction; conditions

(a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

1313. Conversions deemed to constitute a reorganization; application of chapter

A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.